Exhibit 99.1

VIQ Solutions Reports First Quarter 2023 Financial Results

PHOENIX, AZ, May 10, 2023 - VIQ Solutions Inc. (“VIQ” or the “Company”) (TSX and Nasdaq: VQS), a global provider of secure, AI-driven, digital voice and video capture technology and transcription services, today reported its unaudited financial results for the first quarter ending March 31, 2023. Results are reported in US dollars and prepared in accordance with International Financial Reporting Standards ("IFRS").

“The increasing demand for digital content by global organizations necessitates the implementation of innovative, specialized technology to process data more swiftly and in a secure and precise manner. Transcribers play a critical role in leveraging Artificial Intelligence (AI) to achieve greater productivity and accuracy rates to meet evidentiary standards. We are encouraged by our strong Q1 bookings that represent an increase of 69% from the same period in 2022,” said Sebastien Paré, VIQ’s Chief Executive Officer.

“We are pleased to have completed the migration to the Queensland contract. Despite short-term revenue impacts, it is a crucial step to provide us with revenue predictability as we continue to scale. We believe this contract, combined with the effects of foreign currency exchange, would have normalized quarter-over-quarter revenue showing growth in Australian revenue.” said Sebastien Paré.

First Quarter 2023 Operational Highlights

•	$2.8M1 of net new bookings sold for the quarter, representing 69% increase from Q1 2022.
•	First active installations of NetScribe sold in India for an International Transcription Company.
•	First quarter in full implementation of Queensland contract in Australia.
•	Initial sales closed in the ORdigiNAL agreement.
•	Launched CapturePro Mobile

“As we pivot to meet market demand for SaaS solutions, there will be a positive impact to the revenue mix for organic and run rate revenue. This change is expected to protect long-term revenue and ultimately lead to significant margin improvement but will impact our top line revenue in the short term. Q1 had a slight decline in our U.S. revenue due to the acceleration of SaaS sales in Insurance and Law Enforcement,” said Susan Sumner, VIQ’s President and Chief Operating Officer.

First Quarter 2023 Financial Highlights

•	Revenue of $10.1 million, a decrease of $1.5 million, or 13%, in the same period of the prior year, was primarily due to the expected change in the Queensland contract.

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•	Gross profit was $4.4 million, or 44.0% of revenue, compared to $5.5 million, or 47.6% of revenue in in the same period of the prior year. The decrease in the gross margin was primarily due to the expected change in the Queensland contract.
•	Net loss of $3.5 million, or $0.10 per diluted share, versus net loss of $2.0 million, or $0.07 per diluted share in the same period of the prior year.
•	Adjusted EBITDA[1] deficit of $1.1 million, versus Adjusted EBITDA deficit of $0.9 million in the same period in the prior year. The increase in Adjusted EBITDA deficit was primarily due to decreased gross profit, partially offset by decreased selling and administrative expenses primarily due to lower insurance premiums, reduction in IT related costs due to system integrations and lower headcount related costs due to organizational restructuring.

1  Represents a non-IFRS measure. Please refer to the "Non-IFRS Measures" section below and the reconciliation tables at the end of this press release.

“With a focus on cost-containment and the refinancing in January, we were able to shore up our balance sheet. The new senior debt facility with Beedie Investments Ltd. extends the terms of our lending and will provide additional capacity to fuel our future growth while allowing the Company to execute on our operational plans to drive margin improvement. ” said Alexie Edwards, VIQ’s Chief Financial Officer.

As of March 31, 2023, the Company held a total of $2.5 million in cash. On January 13, 2023, the Company entered a senior debt facility with Beedie Investments Ltd, with maximum available funds of $15 million. Twelve ($12) million of the Loan was provided to the Company as an initial advance with an additional $3 million available to the Company to be drawn in subsequent advances in a minimum of $1 million tranches subject to the Company satisfying certain conditions.

Conference Call Details

VIQ will host a conference call and webcast to discuss its first quarter 2023 financial results on Thursday, May 11, 2023 at 11:00 AM Eastern Time. The call will consist of updates by Sebastien Paré, VIQ’s CEO, Alexie Edwards, VIQ’s CFO, and Susan Sumner, VIQ’s President and COO, followed by a question-and-answer period.

Investors may access a live webcast of the call on the Company’s website at www.viqsolutions.com/investors or by dialing 1-888-440-4052 (North America toll-free) or +1-646-960-0827 (international) to be connected to the call by an operator using conference ID number 4983233. Participants should dial in at least 10 minutes prior to the start of the call.

A replay of the webcast will be available on the Company’s website through the same link approximately one hour after the conference call concludes.

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For additional information:

Media Contact:	Investor Relations Contact:
Laura Haggard	Laura Kiernan
Chief Marketing Officer	High Touch Investor Relations
VIQ Solutions	Phone: 1-914-598-7733
Phone: (800) 263-9947	Email: viq@htir.net
Email: marketing@viqsolutions.com

For more information about VIQ, please visit viqsolutions.com.

About VIQ Solutions

VIQ Solutions is a global provider of secure, AI-driven, digital voice and video capture technology and transcription services. VIQ offers a seamless, comprehensive solution suite that delivers intelligent automation, enhanced with human review, to drive transformation in the way content is captured, secured, and repurposed into actionable information. The cyber-secure, AI technology and services platform are implemented in the most rigid security environments including criminal justice, legal, insurance, government, corporate finance, media, and transcription service provider markets, enabling them to improve the quality and accessibility of evidence, to easily identify predictive insights and to achieve digital transformation faster and at a lower cost.

Forward-looking Statements

Certain statements included in this press release constitute forward-looking statements or forward-looking information (collectively, “forward-looking statements”) under applicable securities legislation. Such forward-looking statements or information are provided for the purpose of providing information about management's current expectations and plans relating to the future. Readers are cautioned that reliance on such information may not be appropriate for other purposes.

Forward-looking statements (typically contain statements with words such as "anticipate", "believe", "expect", "plan", "intend", "estimate", "propose", "project" or similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur). These statements are only predictions. Forward-looking statements in this press release include but are not limited to statements with respect to the Company’s strategy, improvements to margins, and the conference call to discuss the Company’s first quarter 2023 results.

Forward-looking statements are based on several factors and assumptions which have been used to develop such statements, but which may prove to be incorrect. Although VIQ believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements because VIQ can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified in this press release, assumptions have been made regarding, among other things, recent initiatives and that sales and prospects may increase revenue. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions that have been used.

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Forward-looking statements are necessarily based on a number of opinions, assumptions and estimates that while considered reasonable by the Company as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, including but not limited to the factors described in greater detail in the “Risk Factors” section of the Company’s annual report form on SEC Form 20-F form dated April 3, 2023, and form on SEC Form 20-F/A on April 13, 2023 and in the Company’s other materials filed with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission from time to time, available at www.sedar.com and www.sec.gov, respectively.

These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Such estimates and assumptions may prove to be incorrect or overstated. The forward-looking statements contained in this press release are made as of the date of this press release and the Company expressly disclaims any obligations to update or alter such statements or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

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VIQ Solutions Inc.

Consolidated Statements of Financial Position

(Expressed in United States dollars, Unaudited)

	March 31, 2023	December 31, 2022
Assets
Current assets
Cash	$2,513,529	$1,657,571
Trade and other receivables, net of allowance for doubtful accounts	5,992,968	5,305,728
Income tax recoverable	102,978	104,670
Inventories	38,649	37,807
Prepaid expenses and deposits	1,638,044	2,050,661
	10,286,168	9,156,437
Non-current assets
Restricted cash	255,397	463,743
Property and equipment	1,312,485	1,432,133
Right-of-use assets, net	920,751	1,058,600
Intangible assets, net	9,933,942	10,731,917
Goodwill	11,981,099	12,047,048
Deferred tax assets	704,469	655,004
Total assets	$35,394,311	$35,544,882

Liabilities
Current liabilities
Trade and other payables and accrued liabilities	$6,170,348	$5,937,880
Income tax payable	37,532	45,212
Share-based payment liability	45,893	31,487
Derivative warrant liability	444,175	290,712
Current portion of long-term debt	509,425	8,634,258
Current portion of lease obligations	478,582	487,673
Contract liabilities	1,810,039	1,745,415
	9,495,994	17,172,637
Non-current liabilities
Deferred tax liability	607,109	868,643
Long-term debt	9,168,792	19,812
Long-term lease obligations	634,491	718,575
Other long-term liabilities	1,019,491	1,121,805
Total liabilities	20,925,877	19,901,472

Shareholders' Equity
Capital stock	74,690,527	74,690,527
Contributed surplus	8,164,549	5,892,192
Accumulated other comprehensive income (loss)	(1,202,006)	(1,214,354)
Deficit	(67,184,636)	(63,724,955)
Total shareholders’ equity	14,468,434	15,643,410
Total liabilities and shareholders' equity	$35,394,311	$35,544,882

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VIQ Solutions Inc.

Consolidated Statements of Loss and Comprehensive Loss

(Expressed in United States dollars, Unaudited)

	Three months ended March 31
	2023	2022
Revenue	$10,052,571	$11,524,981

Cost of Sales	5,624,614	6,035,932
Gross Profit	4,427,957	5,489,049

Expenses
Selling and administrative expenses	5,361,301	6,136,309
Research and development expenses	144,809	199,085
Stock based compensation	333,292	952,196
Gain on revaluation of options	–	(708,447)
Gain on revaluation of RSUs	(56,946)	(174,253)
(Gain) loss on revaluation of the derivative warrant liability	158,752	(886,816)
Foreign exchange loss	237,018	258,760
Depreciation	226,159	135,714
Amortization	1,130,303	1,023,630
Interest expense	333,836	339,713
Accretion and other financing costs	163,716	132,973
(Gain) loss on contingent consideration	(10,389)	103,561
Impairment of goodwill and intangibles	157,464	–
Restructuring costs	27,412	14,381
Business acquisition costs	–	21,464
Other income	(5,094)	(609)
Total expenses	8,201,633	7,547,661

Current income tax expense	7,362	62,507
Deferred income tax recovery	(321,357)	(111,203)
Income tax recovery	(313,995)	(48,696)
Net loss for the period	$(3,459,681)	$(2,009,916)
Exchange gain on translating foreign operations	12,348	412,798
Comprehensive loss for the period	$(3,447,333)	$(1,597,118)

Net loss per share
Basic	(0.10)	(0.07)
Diluted	(0.10)	(0.07)
Weighted average number of common shares outstanding – basic	34,649,697	29,881,717
Weighted average number of common shares outstanding – diluted	34,649,697	29,881,717

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VIQ Solutions Inc.

Reconciliation of Non-IFRS Measures

(Expressed in United States dollars) (Unaudited)

The following is a reconciliation of Net Loss to Adjusted EBITDA, the most directly comparable IFRS measure for the periods ended March 31, 2023, and 2022:

	Three months ended March 31
(Unaudited)	2023	2022
Net Loss	(3,459,681)	(2,009,916)
Add:
Depreciation	226,159	135,714
Amortization	1,130,303	1,023,630
Interest expense	333,836	339,713
Current income tax expense	7,362	62,507
Deferred income tax recovery	(321,357)	(111,203)
EBITDA	(2,083,378)	(559,555)
Accretion and other financing costs	163,716	132,973
Gain on revaluation of options	-	(708,447)
Gain on revaluation of RSUs	(56,946)	(174,253)
(Gain) loss on revaluation of the derivative warrant liability	158,752	(886,816)
Impairment of Intangible assets	157,464	-
Restructuring costs	27,412	14,381
Business acquisition costs	-	21,464
Other income	(5,094)	(609)
Stock-based compensation	333,292	952,196
Foreign exchange loss	237,018	258,760
Adjusted EBITDA	(1,067,764)	(949,906)

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Non-IFRS Measures

The Company prepares its financial statements in accordance with IFRS. Non-IFRS measures are used by management to provide additional insight into our performance and financial condition. We believe non-IFRS measures are an important part of the financial reporting process and are useful in communicating information that complements and supplements the consolidated financial statements. Adjusted EBITDA and bookings are not measures recognized by IFRS and do not have standardized meanings prescribed by IFRS. Therefore, Adjusted EBITDA and bookings may not be comparable to similar measures presented by other issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income (loss) as determined in accordance with IFRS.

To evaluate the Company’s operating performance as a complement to results provided in accordance with IFRS, the term “Adjusted EBITDA” refers to net income (loss) before adjusting earnings for stock-based compensation, depreciation, amortization, interest expense, accretion and other financing expense, (gain) loss on revaluation of options, (gain) loss on revaluation of restricted share units, gain (loss) on revaluation of derivative warrant liability, restructuring costs, (gain) loss on revaluation of conversion feature liability, loss on repayment of long-term debt, business acquisition costs, impairment of goodwill and intangibles, other expense (income), foreign exchange (gain) loss, current and deferred income tax expense. We believe that the items excluded from Adjusted EBITDA are not connected to and do not represent the operating performance of the Company.

We believe that Adjusted EBITDA is useful supplemental information as it provides an indication of the results generated by the Company’s main business activities prior to taking into consideration how those activities are financed and taxed as well as expenses related to stock-based compensation, depreciation, amortization, impairment of goodwill and intangibles, other expense (income), and foreign exchange (gain) loss. Accordingly, we believe that this measure may also be useful to investors in enhancing their understanding of the Company’s operating performance.

We calculate “Bookings” for a given period as the estimated contract value (for services tied to volume) of our recurring client contracts entered into during the period from (i) new clients and (ii) net upgrades by existing clients within the same workload, plus the actual (not annualized) estimated value of professional services consulting, advisory or project-based orders received, software licenses, subscriptions, SaaS, and hardware during the period.

Recurring client contracts are any contracts entered into on a multi-year or month-to-month basis, but excluding any professional services contracts for consulting, advisory or project-based work, software license and hardware.

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We use Bookings to measure the amount of new business generated in a period, which we believe is an important indicator of new client acquisition and our ability to cross-sell new services to existing clients. Bookings are also used by management as a factor in determining performance-based compensation for our sales force. While we believe Bookings, in combination with other metrics, are an indicator of our near-term future revenue opportunity, it is not intended to be used as a projection of future revenue. Booking information is a non-IFRS measure, which involves judgments, estimates and assumptions, which does not have a standard industry definition. Our calculation of Bookings may differ from similarly titled metrics presented by other companies.

Trademarks

This press release includes trademarks, such as “aiAssist”, “NetScribe” and “FirstDraft”, which are protected under applicable intellectual property laws and are the property of VIQ. Solely for convenience, our trademarks referred to in this news release may appear without the ® or TM symbol, but such references are not intended to indicate, in any way, that we will not assert our rights to these trademarks, trade names and services marks to the fullest extent under applicable law. Trademarks which may be used in this press release, other than those that belong to VIQ, are the property of their respective owners.

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